SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)

                                    TIVO INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)

                                    888706108

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                    Senior Vice President and General Counsel
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

                                    Copy to:

                              David J. Sorkin, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 13, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


   1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                   America Online, Inc.
                   54-1322110

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                   (a)  [ ]
                   (b)  [ ]

   3.     SEC USE ONLY:

   4.     SOURCE OF FUNDS:
                   WC

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                   [ ]

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
                   Delaware

  NUMBER OF SHARES      7.    SOLE VOTING POWER
 BENEFICIALLY OWNED              16,138,599
  BY EACH REPORTING
     PERSON WITH

                        8.    SHARED VOTING POWER
                                    0

                        9.    SOLE DISPOSITIVE POWER
                                 16,138,599

                        10.   SHARED DISPOSITIVE POWER
                                    0

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                   16,138,599

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:
                   [ ]

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   30.0%1

  14.     TYPE OF REPORTING PERSON:
                   CO

_______________

 1 Based on the number of shares of TiVo Common Stock outstanding on September 8, 2000, as disclosed by TiVo Inc. ("TiVo") to America Online, Inc. ("America Online"). 5,134,722 shares of Common Stock were issued to America Online pursuant to the Investment Agreement dated as of June 9, 2000 (the "Investment Agreement") among TiVo and America Online, 2,711,861 shares of Common Stock are issuable upon conversion of 2,711,861 shares of Preferred Stock acquired pursuant to the Investment Agreement, and 7,811,709 shares of Common Stock are issuable upon the exercise of the Warrants acquired pursuant to the Investment Agreement. 480,307 shares were purchased by America Online in August 1999.

Item 1.   Security and Issuer.

          This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D originally filed on June 23, 2000 (the "Original Filing") with respect to the common stock, par value $0.001 per share ("TiVo Common Stock"), of TiVo Inc., a Delaware corporation ("TiVo"). The address of the principal executive office of TiVo is 2160 Gold Street, Alviso, California 95002. Capitalized terms used but not defined in this Amendment No. 1 have the meaning assigned thereto in the Original Filing. The Original Filing is hereby amended and supplemented by this Amendment No. 1.


Item 3.   Source and Amount of Funds or Other Consideration.

          The aggregate consideration paid by America Online, Inc. ("America Online") for the acquisition of the securities described in Item 5 hereto is $200,000,000 (two hundred million dollars) in cash. Such amount was funded by America Online from its working capital.

Item 5.   Interest in Securities of TiVo.

          Pursuant to the Investment Agreement dated as of June 9, 2000 (the "Investment Agreement"), among TiVo and America Online, TiVo issued and sold to America Online 5,134,722 shares of TiVo Common Stock at a price of $23.10625 per share and 2,711,861 shares of convertible preferred stock, par value $0.001 per share (the "Preferred Stock") of TiVo having an aggregate initial liquidation value of $81,355,830. The shares of Preferred Stock are convertible at any time into fully-paid and nonassessable shares of Common Stock at an initial conversion price of $30, subject to customary antidilution adjustments.

          In addition, at the Closing of the transactions contemplated by the Investment Agreement, TiVo issued to America Online warrants (the "Warrants") to purchase 7,811,709 shares of TiVo Common Stock (the "Warrant Shares"). The Warrant Shares were allocated among different forms of warrants (and are subject to adjustment as provided in their respective form of warrant) as follows:

(i) a warrant to purchase 2,603,903 Warrant Shares was issued in the form of warrant attached as Exhibit B to the Investment Agreement which was filed as Exhibit 1 to the Original Filing and is exercisable for a period of six months following the satisfaction of certain performance requirements as set forth in such form of warrant, with an exercise price equal to 90% of the average of the last reported trading prices of the TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days preceding exercise;

(ii) a warrant to purchase 2,603,903 Warrant Shares was issued in the form of warrant attached as Exhibit C to the Investment Agreement which was filed as Exhibit 1 to the Original Filing and is exercisable for a period of six months following the satisfaction of certain performance requirements as set forth in such form of warrant, with an exercise price equal to 90% of the average of the last reported trading prices of the TiVo Common Stock on the Nasdaq National Market System for the ten consecutive trading days preceding exercise;

(iii) a warrant to purchase 2,308,475 Warrant Shares was issued in the form of warrant attached as Exhibit D to the Investment Agreement which was filed as Exhibit 1 to the Original Filing and is exercisable at any time until December 31, 2001, with an exercise price of $23.10625; and

(iv) a warrant to purchase 295,428 Warrant Shares was issued in the form of warrant attached as Exhibit E to the Investment Agreement which was filed as Exhibit 1 to the Original Filing and is exercisable at any time until December 31, 2003, with an exercise price of $30.00.

          America Online did not pay additional consideration to TiVo upon the execution and delivery of the Warrants.

          The shares of Common Stock described herein, together with the 480,307 shares previously owned by America Online, represent in the aggregate approximately 30.0% of the voting power of the shares of TiVo Common Stock outstanding as of September 8, 2000, as disclosed to America Online by TiVo.

          Other than as set forth in this Amendment No. 1, to the best of America Online's knowledge as of the date hereof, (i) neither America Online nor any subsidiary or affiliate of America Online nor any of America Online's executive officers or directors, beneficially owns any shares of TiVo Common Stock, and (ii) there have been no transactions in the shares of TiVo Common Stock effected during the past 60 days by America Online, nor to the best of America Online's knowledge, by any subsidiary or affiliate of America Online or any of America Online's executive officers of directors.

          References to, and descriptions of the Investment Agreement and the Warrants as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Investment Agreement (including exhibits thereto), included as Exhibit 1 to the Original Filing, and are incorporated herein in their entirety where such references and descriptions appear.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       AMERICA ONLINE, INC.


                                       By:    /s/ J. Michael Kelly
                                       Name:  J. Michael Kelly
                                       Title: Senior Vice President
                                              and Chief Financial Officer

Dated: September 22, 2000